SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205-49

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June 2004

Smedvig asa

Finnestadveien 28, 4001 Stavanger, Norway

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

SMEDVIG ASA

June 2, 2004	By:	/s/ ALF C. THORKILDSEN
Alf C. Thorkildsen
Chief Financial Officer

SME - Trading announcement

On May 12, 2004, Smedvig asa acquired 150,000 Smedvig Class A shares and 150,000 Smedvig Class B shares. This repurchase of shares is in accordance with the authorization given by the Annual General Meeting on April 27, 2004. The shares have been bought on the Oslo Stock Exchange at an average price of NOK 60.90 per share for the Class A shares and NOK 50.09 per share for the Class B shares. After these repurchases Smedvig asa owns a total of 850,000 of its own Class A shares and 1,131,000 of its own Class B shares. However, at the Annual General Meeting April 27, 2004, it was decided to cancel 700,000 Class A shares of today`s holding of 850,000 Class A shares, after the creditor deadline.

SME - Trading announcement

On May 13, 2004, Smedvig asa acquired 100,000 Smedvig Class A shares and 100,000 Smedvig Class B shares. This repurchase of shares is in accordance with the authorization given by the Annual General Meeting on April 27,2004. The shares have been bought on the Oslo Stock Exchange at an average price of NOK 62.274 per share for the Class A shares and NOK 50.575 per share for the Class B shares. After these repurchases Smedvig asa owns a total of 950,000 of its own Class A shares and 1,231,000 of its own Class B shares. However, at the Annual General Meeting April 27, 2004, it was decided to cancel 700,000 Class A shares of today`s holding of 950,000 Class A shares, after the creditor deadline.

SME - Trading announcement

On May 14, 2004, Smedvig asa acquired 100,000 Smedvig Class A shares. This repurchase of shares is in accordance with the authorization given by the Annual General Meeting on April 27, 2004. The shares have been bought on the Oslo Stock Exchange at an average price of NOK 62.16 per share. After these repurchases Smedvig asa owns a total of 1,050,000 of its own Class A and and 1,231,000 of its own Class B shares. However, at the Annual General Meeting April 27, 2004, it was decided to cancel 700,000 Class A shares of today`s holding of 1,050,000 Class A shares, after the creditor deadline.

SME - Trading announcement

On May 27, 2004, Smedvig asa acquired 100,000 Smedvig Class B shares. This repurchase of shares is in accordance with the authorization given by the Annual General Meeting on April 27, 2004. The shares have been bought on the Oslo Stock Exchange at an average price of NOK 52.00 per share. After these repurchases Smedvig asa owns a total of 1,050,000 of its own Class A and and 1,331,000 of its own Class B shares. However, at the Annual General Meeting April 27, 2004, it was decided to cancel 700,000 Class A shares of today`s holding of 1,050,000 Class A shares, after the creditor deadline.

SME - Trading announcement

On May 28, 2004, Smedvig asa acquired 100,000 Smedvig Class B shares. This repurchase of shares is in accordance with the authorization given by the Annual General Meeting on April 27, 2004. The shares have been bought on the Oslo Stock Exchange at an average price of NOK 52.50 per share. After these repurchases Smedvig asa owns a total of 1,050,000 of its own Class A and and 1,431,000 of its own Class B shares. However, at the Annual General Meeting April 27, 2004, it was decided to cancel 700,000 Class A shares of today`s holding of 1,050,000 Class A shares, after the creditor deadline.